Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial information on pages 1-22 of this exhibit concerning TotalEnergies with respect to the fourth quarter of 2022 and year ended December 31, 2022 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of December 31, 2022, unaudited statements of income, comprehensive income, cash flow and business segment information for the fourth quarter of 2022 and year ended December 31, 2022 and unaudited consolidated statements of changes in shareholders’ equity for year ended December 31, 2022 on pages 24 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2022.

A.	KEY FIGURES

4Q22	3Q22	4Q21	4Q22 vs 4Q21	in millions of dollars, except earnings per share and number of shares	2022	2021	2022 vs 2021
68,582	69,037	60,348	+14%	Sales	280,999	205,863	+36%
15,997	19,420	14,285	+12%	Adjusted EBITDA[1]	71,578	42,302	+69%
8,238	10,279	7,316	+13%	Adjusted net operating income[2] from business segments	38,475	20,209	+90%
3,528	4,217	3,525	-	Exploration & Production	17,479	10,439	+67%
2,889	3,649	2,759	+5%	Integrated Gas, Renewables & Power	12,144	6,243	+95%
1,487	1,935	553	x2.7	Refining & Chemicals	7,302	1,909	x3.8
334	478	479	-30%	Marketing & Services	1,550	1,618	-4%
(281)	(108)	1,860	ns	Net income (loss) from equity affiliates	(1,892)	3,438	ns
1.26	2.56	2.17	-42%	Fully-diluted earnings per share ($)	7.85	5.92	+33%
2,522	2,560	2,644	-5%	Fully-diluted weighted-average shares (millions)	2,572	2,647	-3%
3,264	6,626	5,837	-44%	Net income (TotalEnergies share)	20,526	16,032	+28%
3,935	3,116	4,681	-16%	Organic investments[3]	11,852	12,675	-6%
(133)	1,587	(396)	ns	Net acquisitions[4]	4,451	632	x7
3,802	4,703	4,285	-11%	Net investments[5]	16,303	13,307	+23%
5,618	17,848	11,621	-52%	Cash flow from operating activities[6]	47,367	30,410	+56%
				of which:
(3,791)	7,407	2,232	ns	(increase) decrease in working capital	1,191	(616)	ns
(226)	(304)	(398)	ns	financial charges	(1,296)	(1,520)	ns
1	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. The reconciliation of net income (TotalEnergies share) to adjusted EBITDA is set forth under “Reconciliation Of Net Income (TotalEnergies Share) To Adjusted EBITDA” on page 20 of this exhibit.
2	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 4 et seq. “Analysis of business segment results” below for further details.
3	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
4	Net acquisitions = acquisitions - assets sales - other transactions with non-controlling interests (see page 20).
5	Net investments = organic investments + net acquisitions (see “Investments – Divestments’” on page 20).
6	See also “C. TotalEnergies results – Cash Flow”. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 21 of this exhibit.

Key figures of environment, greenhouse gas emissions and production

Environment* — liquids and gas price realizations, refining margins

4Q22	3Q22	4Q21	4Q22 vs 4Q21		2022	2021	2022 vs 2021
88.8	100.8	79.8	+11%	Brent ($/b)	101.3	70.9	+43%
6.1	7.9	4.8	+26%	Henry Hub ($/Mbtu)	6.5	3.7	+76%
32.3	42.5	32.8	-2%	NBP** ($/Mbtu)	32.4	16.4	+97%
30.5	46.5	35.0	-13%	JKM*** ($/Mbtu)	33.8	18.5	+83%
80.6	93.6	72.6	+11%	Average price of liquids ($/b) Consolidated subsidiaries	91.3	65.0	+41%
12.74	16.83	11.38	+12%	Average price of gas ($/Mbtu) Consolidated subsidiaries	13.15	6.60	+99%
14.83	21.51	13.12	+13%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	15.90	8.80	+81%
73.6	99.2	16.7	x4.4	Variable cost margin – Refining Europe, VCM ($/t)****	94.1	10.5	x9

* The indicators are shown on page 23.

** NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

*** JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

****This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies’ European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

Greenhouse gas emissions (GHG)1

4Q22	3Q22	4Q21	4Q22 vs 4Q21	GHG emissions (MtCO2e)	2022	2021	2022 vs 2021
10.1	10.3	9.9	+2%	Scope 1+2 from operated facilities[2]	39.7	37.0	+7%
8.3	8.2	8.5	-2%	of which Oil & Gas	32.5	33.1	-2%
1.8	2.1	1.4	+24%	of which CCGT	7.2	3.8	+86%
14.7	14.0	-	-	Scope 1+2 – equity share	56.1	53.7	+4%

107	90	108	-1%	Scope 3 from Oil, Biofuels & Gas Worldwide[3]	389	400	-3%
58	65	75	-22%	of which Scope 3 Oil Worldwide[4]	254	285	-11%

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available.

Excluding Covid-19 effect for emissions data from 2Q20 through 2Q22.

[1]	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
[2]	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2021 annual report on Form 20-F filed on March 25, 2022) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).
[3]	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2022, the calculation of Scope 3 GHG emissions for the oil and biofuels value chains considers products sales (higher than production) and for the gas value chain, marketable gas production (higher than gas sales either as LNG or as part of direct sales to B2B/B2C).
[4]	Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the sale of petroleum products.

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Methane emissions (ktCH4)	2022	2021	2022 vs 2021
11	10	12	-8%	Methane emissions from operated facilities	42	49	-14%
10	14	-	-	Methane emissions - equity share	47	51	-8%

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available.

The evolution of Scope 1+2 emissions of operated installations in 2022 is mainly due to the increased use of gas-fired power plants (7.2 Mt in 2022 versus 3.8 Mt in 2021), in the context of lower availability of nuclear power plants in France, as well as the start-up of the Landivisiau power plant. Conversely, emissions from Oil & Gas activities fell by 2%.

Production*

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Hydrocarbon production	2022	2021	2022 vs 2021
2,812	2,669	2,852	-1%	Hydrocarbon production (kboe/d)	2,765	2,819	-2%
1,357	1,298	1,278	+6%	Oil (including bitumen) (kb/d)	1,307	1,274	+3%
1,455	1,371	1,574	-8%	Gas (including condensates and associated NGL) (kboe/d)	1,458	1,545	-6%

2,812	2,669	2,852	-1%	Hydrocarbon production (kboe/d)	2,765	2,819	-2%
1,570	1,494	1,509	+4%	Liquids (kb/d)	1,519	1,500	+1%
6,681	6,367	7,328	-9%	Gas (Mcf/d)	6,759	7,203	-6%

*   Company production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

Hydrocarbon production was 2,812 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter of 2022, up 5% quarter-on-quarter, benefiting from projects ramp-up (Mero 1 in Brazil, Ikike in Nigeria), resumption of production from Kashagan in Kazakhstan, lower planned maintenance (notably on Ichthys, in Australia), and despite the disposal of Termokarstovoye, in Russia.

Hydrocarbon production was 2,765 kboe/d in 2022, down 2% year-on-year, comprised of:

•	+3% due to start-ups and ramp-ups, notably CLOV Phase 2 and Zinia Phase 2 in Angola, Mero 1 in Brazil and Ikike in Nigeria,
•	+2% due to the increase in OPEC+ production quotas,
•	-3% portfolio effect, notably related to the end of the operating licenses for Qatargas 1 and Bongkot North in Thailand, as well as the effective withdrawal from Myanmar, the exit from Termokarstovoye and Kharyaga in Russia, partially offset by the entry into the Sépia and Atapu producing fields in Brazil,
•	-1% due to security-related production cuts in Libya and Nigeria,
•	-1% due to price effect,
•	-2% due to the natural decline of the fields.

B.  ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur again in following years.

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted business segment results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ interim consolidated financial statements, see pages 32 et seq. of this exhibit.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. Performance indicators excluding the adjustment items, such as adjusted incomes and ROACE are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

1. Results

4Q22	3Q22	4Q21	4Q22 vs 4Q21	in millions of dollars	2022	2021	2022 vs 2021
14,683	11,495	11,634	+26%	External sales	48,753	30,704	+59%
3,617	2,305	1,414	x2.6	Operating income	8,580	3,350	x2.6
1,253	3,190	1,281	-2%	Net income (loss) from equity affiliates and other items	2,766	2,745	+1%
(381)	(777)	(237)	+61%	Tax on net operating income	(1,712)	(602)	ns
4,489	4,718	2,458	+83%	Net operating income	9,634	5,493	+75%
(1,600)	(1,069)	301	ns	Adjustments affecting net operating income	2,510	750	x3.3
2,889	3,649	2,759	+5%	Adjusted net operating income*	12,144	6,243	+95%
1,301	1,888	1,321	-2%	including adjusted income from equity affiliates	5,838	2,696	x2.2
650	653	1,190	-45%	Organic investments	1,904	3,341	-43%
(211)	1,718	47	ns	Net acquisitions	2,089	1,165	+79%
439	2,371	1,237	-65%	Net investments	3,993	4,506	-11%

*Detail of adjustment items shown in the business segment information starting on page 32 of this exhibit.

Adjusted net operating income for the iGRP segment was:

•	$2,889 million in the fourth quarter 2022, up 5% year-on-year, mainly due to the growing contribution of the Integrated Power business,
•	$12,144 million for the full year of 2022, up 95% year-on-year, due to its integrated LNG portfolio, in particular its regasification capacity in Europe, which positioned it to capture the benefit of the favorable pricing environment, and thanks to the growth of the Integrated Power business.

Adjusted net operating income for the iGRP segment excludes special items and the impact of changes in fair value. The exclusion of special items and changes in fair value had:

•	a negative impact of $1,600 million in the fourth quarter 2022 on the segment’s adjusted net operating income, compared to a positive impact of $301 million in the fourth quarter 2021,
•	a positive impact of $2,510 million for the full year 2022 on the segment’s adjusted net operating income, compared to a positive impact of $750 million for the full year 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)1 was:

•	$3,127 million in the fourth quarter 2022, up 28% year-on-year, mainly due to the performance of the Integrated LNG business, which benefited from higher prices and the growing contribution of the Integrated Power business,
•	$10,754 million for the full year 2022, up 76% year-on-year, for the same reasons.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$995 million in the fourth quarter 2022, compared to a negative impact of $57 million in the fourth quarter 2021,
•	$9,670 million for the full year 2022, 11.7 times higher than $827 million for the full year 2021.

Starting in the first quarter of 2023, iGRP results will be presented in two segments:

•	Integrated LNG covering LNG production and trading activities as well as biogas and hydrogen activities,
•	Integrated Power covering electricity generation, storage, trading, and B2B B2C gas and power marketing activities.

1 DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases, excluding the impact of contracts recognized at fair value for the segment and including capital gains on the sale of renewable projects. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

2. Integrated Liquefied Natural Gas (LNG)

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Hydrocarbon production for LNG	2022	2021	2022 vs 2021
503	418	562	-11%	iGRP (kboe/d)	469	529	-11%
58	40	68	-14%	Liquids (kb/d)	53	63	-16%
2,420	2,067	2,697	-10%	Gas (Mcf/d)	2,267	2,541	-11%

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Liquefied Natural Gas in Mt	2022	2021	2022 vs 2021
12.7	10.4	11.6	+10%	Overall LNG sales	48.1	42.0	+15%
4.4	4.0	4.6	-4%	including sales from equity production*	17.0	17.4	-2%
11.4	9.2	10.1	+13%	including sales by TotalEnergies from equity production and third-party purchases	42.8	35.1	+22%

* The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

LNG production was 4.4 Mt in the fourth quarter 2022, up 10% from the previous quarter, benefiting from a production from Ichthys LNG in Australia after a planned maintenance in the third quarter. Production declined by 2% over the year, despite the restart of Snøhvit, Norway, in the second quarter 2022, due to the end of the Qatargas 1 operating license and supply issues at Nigeria LNG.

Total LNG sales were up 22% in the fourth quarter 2022 and 15% in the year, supported by strong LNG demand in Europe.

Adjusted net operating income for Integrated LNG segment was:

•	$11.2 billion for the full year 2022, double the $5.6 billion contribution for the full year 2021, as the integrated LNG portfolio, in particular its regasification capacity in Europe, was well-positioned to capture the benefit of the favorable pricing environment.

Integrated LNG cash flow was:

•	$9.8 billion for the full year 2022, up nearly 80% compared to $5.5 billion contribution for the full year 2021, for the same reason.

3. Integrated Power

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Integrated Power	2022	2021	2022 vs 2021
69.0	67.8	43.0	+61%	Portfolio of renewable power generation gross capacity (GW)[1,2,3]	69.0	43.0	+61%
16.8	16.0	10.3	+64%	o/w installed capacity	16.8	10.3	+64%
6.1	5.4	6.5	-6%	o/w capacity in construction	6.1	6.5	-6%
46.0	46.4	26.2	+76%	o/w capacity in development	46.0	26.2	+76%
33.4	33.9	28.0	+19%	Gross renewables capacity with PPA (GW)[1,2,3]	33.4	28.0	+19%
45.5	45.2	31.7	+43%	Portfolio of renewable power generation net capacity (GW)[3]	45.5	31.7	+43%
7.7	7.4	5.1	+50%	o/w installed capacity	7.7	5.1	+50%
4.1	3.5	4.6	-10%	o/w capacity in construction	4.1	4.6	-10%
33.6	34.2	22.0	+53%	o/w capacity in development	33.6	22.0	+53%
9.4	8.5	6.7	+42%	Net power production (TWh)[4]	33.2	21.2	+57%
3.3	2.4	1.9	+74%	incl. Power production from renewables	10.4	6.8	+53%
6.1	6.3	6.1	+1%	Clients power - BtB and BtC (Million)[3]	6.1	6.1	+1%
2.7	2.8	2.7	+1%	Clients gas - BtB and BtC (Million)[3]	2.7	2.7	+1%
14.6	12.1	16.1	-10%	Sales power - BtB and BtC (TWh)	55.3	56.6	-2%
28.1	14.2	31.2	-10%	Sales gas - BtB and BtC (TWh)	96.3	101.2	-5%

1 Includes 20% of Adani Green Energy Ltd’s (AGEL) gross capacity effective first quarter 2021.

2 Includes 50% of Clearway Energy Group’s gross capacity effective third quarter 2022.

3 End of period data.

4 Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Gross installed renewable electricity generation capacity reached 16.8 GW at year-end 2022, up 6.5 GW year-on-year, including nearly 4 GW from the acquisition of 50% of Clearway Energy Group in the United States and 0.8 GW from the start-up of the Al Kharsaah photovoltaic project in Qatar.

Net electricity generation stood at 9.4 TWh in the fourth quarter 2022 and 33.2 TWh at year-end 2022, up 57% year-on-year due to higher utilization rates of flexible power plants (CCGT) as well as a 53% increase in generation from renewable sources.

Adjusted net operating income for Integrated Power segment was:

•	$1.0 billion for the full year 2022, up nearly 60% compared to $0.6 billion contribution for the full year 2021, driven by growth in power generation.

Integrated Power cash flow was:

•	$1.0 billion for the full year 2022, up nearly 50% compared to $0.7 billion contribution for the full year 2021, for the same reason.

B.2.   Exploration & Production segment

1. Production

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Hydrocarbon production	2022	2021	2022 vs 2021
2,309	2,251	2,290	+1%	EP (kboe/d)	2,296	2,290	-
1,512	1,454	1,441	+5%	Liquids (kb/d)	1,466	1,437	+2%
4,261	4,300	4,631	-8%	Gas (Mcf/d)	4,492	4,662	-4%

2. Results

4Q22	3Q22	4Q21	4Q22 vs 4Q21	in millions of dollars, except effective tax rate	2022	2021	2022 vs 2021
2,600	2,670	2,068	+26%	External Sales	9,942	7,246	+37%
7,950	8,492	5,894	+35%	Operating income	32,496	16,310	+99%
(3,874)	(2,643)	74	ns	Net income (loss) from equity affiliates and other items	(9,943)	(760)	ns
54.4%	55.4%	49.7%	-	Effective tax rate*	50.8%	45.2%	-
(4,635)	(5,071)	(3,124)	ns	Tax on net operating income	(17,455)	(7,506)	ns
(559)	778	2,844	ns	Net operating income	5,108	8,044	-36%
4,087	3,439	681	x6.0	Adjustments affecting net operating income	12,371	2,395	x5.2
3,528	4,217	3,525	-	Adjusted net operating income**	17,479	10,439	+67%
316	377	366	-14%	including income from equity affiliates	1,335	1,230	+9%
2,219	1,989	2,196	+1%	Organic investments	7,507	6,690	+12%
105	(126)	(162)	ns	Net acquisitions	2,520	(167)	ns
2,324	1,863	2,034	+14%	Net investments	10,027	6,523	+54%

*Effective tax rate = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**Detail of adjustment items shown in the business segment information starting on page 32 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

•	$3,528 million in the fourth quarter 2022, stable year-on-year, due to the rise in oil prices, and despite the increase in taxes, particularly in the United Kingdom,

•	$17,479 million for the full year 2022, up 67% year-on-year, thanks to higher oil and gas prices.

Compared to the third quarter 2022, adjusted net operating income was down 16% in the fourth quarter 2022, due to lower oil and gas prices.

Adjusted net operating income for the Exploration & Production segment excludes special items. The exclusion of special items had:

•	a positive impact of $4,087 million in the fourth quarter 2022 on the segment’s adjusted net operating income, compared to a positive impact of $681 million in the fourth quarter 2021,

•	a positive impact of $12,371 million in the full year 2022 on the segment’s adjusted net operating income, compared to a positive impact of $2,395 million for the full year 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)2 was:

•	$4,988 million in the fourth quarter 2022, down 12% year-on-year, due to higher taxes, particularly in the United Kingdom, and despite rising oil prices,

•	$26,080 million for the full year 2022, up 39% year-on-year, thanks to higher oil and gas prices.

Compared to the third quarter 2022, operating cash flow before working capital changes without financial charges (DACF)2 was down 22% in the fourth quarter 2022, due to lower oil and gas prices, and despite higher production.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$4,035 million for the fourth quarter 2022, down 53% compared to $8,624 million in the fourth quarter 2021.

•	$27,654 million for the full year 2022, up 26% compared to $22,009 million for the full year 2021.

2 DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

The impact of the Energy Profit Levy (EPL) in the United Kingdom on current income was $0.4 billion in the fourth quarter 2022, and $1.0 billion for the full year 2022. The negative impact of the EPL on deferred taxes was treated as a non-recurring item, amounting to $0.6 billion for the full year 2022 and $0.3 billion in the fourth quarter 2022.

B.3.   Downstream (Refining & Chemicals and Marketing & Services segments)

1. Results

4Q22	3Q22	4Q21	4Q22 vs 4Q21	in millions of dollars	2022	2021	2022 vs 2021
51,287	54,867	46,635	+10%	External sales	222,279	167,888	+32%
947	1,769	1,153	-18%	Operating income	10,671	5,923	+80%
99	205	311	-68%	Net income (loss) from equity affiliates and other items	865	626	+38%
(1,011)	(408)	(398)	ns	Tax on net operating income	(3,331)	(1,806)	ns
35	1,566	1,066	-97%	Net operating income	8,205	4,743	+73%
1,786	847	(34)	ns	Adjustments affecting net operating income	647	(1,216)	ns
1,821	2,413	1,032	+76%	Adjusted net operating income*	8,852	3,527	x2.5
1,023	453	1,267	-19%	Organic investments	2,354	2,576	-9%
(28)	(6)	(281)	ns	Net acquisitions	(159)	(368)	ns
995	447	986	+1%	Net investments	2,195	2,208	-1%

* Detail of adjustment items shown in the business segment information starting on page 32 of this exhibit.

The Downstream segment’s operating cash flow before working capital changes without financial charges (DACF)3 was:

•	$1,681 million in the fourth quarter 2022, up 8% compared to $1,559 million in the fourth quarter 2021,

•	$10,069 million for the full year 2022, up 83% compared to $5,502 million for the full year 2021.

The Downstream segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$939 million for the fourth quarter 2022, down 67% compared to $2,832 million in the fourth quarter 2021,

•	$11,787 million for the full year 2022, up 34% compared to $8,806 million for the full year 2021.

B.4.   Refining & Chemicals segment

1. Refinery and petrochemicals throughput and utilization rates

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Refinery throughput and utilization rate*	2022	2021	2022 vs 2021
1,389	1,599	1,279	+9%	Total refinery throughput (kb/d)	1,472	1,180	+25%
312	431	223	+40%	France	348	190	+83%
580	656	612	-5%	Rest of Europe	623	568	+10%
497	512	444	+12%	Rest of world	501	423	+18%
77%	88%	73%	-	Utilization rate based on crude only**	82%	64%	-

*  Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Petrochemicals production and utilization rate	2022	2021	2022 vs 2021
1,095	1,299	1,460	-25%	Monomers* (kt)	5,005	5,775	-13%
917	1,171	1,231	-26%	Polymers (kt)	4,549	4,938	-8%
66%	80%	90%	-	Steamcracker utilization rate**	76%	90%	-

* Olefins

** Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput was:

•	down 13% over the quarter due to the impact of strikes on French facilities and a planned shutdown at the Antwerp platform in Belgium,

•	up 9% year-on-year in the fourth quarter 2022, due to the recovery in demand, particularly in Europe and the United States, and the restart of the Donges refinery in France in the second quarter of 2022, partially offset by the items above,

•	up 25% for the full year 2022, due to the increase in the utilization rate of refineries.

3 DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

Petrochemicals production was:

•	down 25% year-on-year in the fourth quarter of 2022 for monomers and 26% for polymers, due to the impact of strikes on French facilities and an unplanned shutdown on the BTP platform in the United States,

•	for the full year 2022 compared to the full year 2021, down 13% for monomers and 8% for polymers, after the very strong post-Covid increase observed in 2021.

2. Results

4Q22	3Q22	4Q21	4Q22 vs 4Q21	in millions of dollars	2022	2021	2022 vs 2021
26,650	28,899	24,781	+8%	External sales	121,618	87,600	+39%
681	1,296	610	+12%	Operating income	8,308	3,564	x2.3
161	219	228	-29%	Net income (loss) from equity affiliates and other items	885	518	+71%
(898)	(255)	(234)	ns	Tax on net operating income	(2,544)	(1,068)	ns
(56)	1,260	604	ns	Net operating income	6,649	3,014	x2.2
1,543	675	(51)	ns	Adjustments affecting net operating income	653	(1,105)	ns
1,487	1,935	553	x2.7	Adjusted net operating income*	7,302	1,909	x3.8
585	224	680	-14%	Organic investments	1,319	1,502	-12%
(5)	1	(156)	ns	Net acquisitions	(38)	(217)	ns
580	225	524	+11%	Net investments	1,281	1,285	-

* Detail of adjustment items shown in the business segment information starting on page 32 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment was:

•	$1,487 million in the fourth quarter 2022, 2.7 times higher than in the fourth quarter 2021, driven by high refining margins,

•	$7,302 million for the full year 2022, 3.8 times higher than the full year 2021, due to high refining margins in Europe and the United States and higher refinery utilization rates.

Compared to the third quarter 2022, adjusted net operating income was down 23% in the fourth quarter, due to the impact of strikes in France, planned maintenance at the Antwerp refinery, and less favorable market conditions in petrochemicals.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had:

•	a positive impact of $586 million in the fourth quarter 2022 on the segment’s adjusted net operating income, compared to a negative impact of $74 million in the fourth quarter 2021,

•	a negative impact of $336 million for the full year 2022 on the segment’s adjusted net operating income, compared to a negative impact of $1,296 million for the full year 2021.

The exclusion of special items had:

•	a positive impact of $957 million in the fourth quarter 2022 on the segment’s adjusted net operating income, compared to a positive impact of $23 million in the fourth quarter 2021,

•	a positive impact of $989 million for the full year 2022 on the segment’s adjusted net operating income, compared to a positive impact of $191 million for the full year 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)4 was:

•	$1,144 million in the fourth quarter 2022, up 32% compared to $865 million in the fourth quarter 2021 due to higher margins,

•	$7,704 million for the full year 2022, 2.6 times higher compared to $2,946 million for the full year 2021 due to higher refining margins and throughput.

Compared to the third quarter 2022, operating cash flow before working capital changes without financial charges (DACF)4 was down 47%, mainly due to the impact of $719 million for the European Solidarity Contribution for 2022 refining activities.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$232 million for the fourth quarter 2022, down 91% compared to the fourth quarter 2021,

•	$8,663 million for the full year 2022, up 34% compared to the full year 2021.

4  DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.5.   Marketing & Services segment

1. Petroleum product sales

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Sales in kb/d*	2022	2021	2022 vs 2021
1,450	1,495	1,553	-7%	Total Marketing & Services sales	1,468	1,503	-2%
816	873	868	-6%	Europe	824	826	-
634	622	684	-7%	Rest of world	644	677	-5%

*  Excludes trading and bulk refining sales.

Sales of petroleum products were down 3% quarter-on-quarter and 7% year-on-year, due to lower demand related to high oil product prices and above-normal temperatures in Europe for heating oil.

Sales of petroleum products were down 2% for the full year 2022 compared to the full year 2021, as lower sales to professional and industrial customers, particularly in Europe, were partially offset by the recovery of aviation and network activities worldwide.

2. Results

4Q22	3Q22	4Q21	4Q22 vs 4Q21	in millions of dollars	2022	2021	2022 vs 2021
24,637	25,968	21,854	+13%	External sales	100,661	80,288	+25%
266	473	543	-51%	Operating income	2,363	2,359	-
(62)	(14)	83	ns	Net income (loss) from equity affiliates and other items	(20)	108	ns
(113)	(153)	(164)	ns	Tax on net operating income	(787)	(738)	ns
91	306	462	-80%	Net operating income	1,556	1,729	-10%
243	172	17	x14.3	Adjustments affecting net operating income	(6)	(111)	ns
334	478	479	-30%	Adjusted net operating income*	1,550	1,618	-4%
438	229	587	-25%	Organic investments	1,035	1,074	-4%
(23)	(7)	(125)	ns	Net acquisitions	(121)	(151)	ns
415	222	462	-10%	Net investments	914	923	-1%

* Detail of adjustment items shown in the business segment information starting on page 32 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was:

•	$334 million in the fourth quarter 2022, down 30% year-on-year,

•	$1,550 million for the full year 2022, down 4% year-on-year, mainly impacted by the evolution of the €-$ exchange rate.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had:

•	a positive impact of $137 million in the fourth quarter 2022 on the segment’s adjusted net operating income, compared to a negative impact of $47 million in the fourth quarter 2021,
•	a negative impact of $194 million for the full year 2022 on the segment’s adjusted net operating income, compared to a negative impact of $236 million for the full year 2021.

The exclusion of special items had:

•	a positive impact of $106 million in the fourth quarter 2022 on the segment’s adjusted net operating income, compared to a positive impact of $64 million in the fourth quarter 2021,
•	a positive impact of $188 million for the full year 2022 on the segment’s adjusted net operating income, compared to a positive impact of $125 million for the full year 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)5 was:

•	$537 million in the fourth quarter 2022, down 23% compared to $694 million in the fourth quarter 2021,
•	$2,365 million for the full year 2022, down 7% compared to $2,556 for the full year 2021.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$707 million for the fourth quarter 2022, up 83% compared to $386 million for the fourth quarter 2021,
•	$3,124 million for the full year 2022, up 34% compared to $2,333 million for the full year 2021.

5  DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

C.   TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was:

•	$3,264 million in the fourth quarter 2022, a decrease of 44% compared to $5,837 million in the fourth quarter 2021.
•	$20,526 million for the full year 2022, an increase of 28% compared to $16,032 million for the full year 2021.

Adjusted net income (TotalEnergies share) was:

•	$7,561 million in the fourth quarter 2022 compared to $6,825 million in the fourth quarter 2021, due to higher oil and gas prices and refining margins.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value6.

Total adjustments affecting net income7 were $(4,297) million in the fourth quarter 2022, consisting mainly of $(3.8) billion impairments and exceptional provisions, including $(4.1) billion related to Russia (deconsolidation of Novatek) and a $0.7 billion impairment reversal in Canada, $(0.7) billion stock effect, $(1.4) billion related to the impacts of the European Solidarity Contribution, of the Energy Profits Levy in the United Kingdom on deferred tax, and of the electricity generation infra-marginal income contribution in France and $2.0 billion of fair value change effects.

Total adjustments affecting net income7 were $(15,671) million for the full year 2022, consisting mainly of $(15.7) billion impairments and exceptional provisions, including $(14.8) billion in related to Russia and $(1.0) billion related to the withdrawal from the North Platte project in the United States, $(1.7) billion related to the impacts of the European Solidarity Contribution, of the Energy Profits Levy in the United Kingdom on deferred tax, and of the electricity generation infra-marginal income contribution in France, $1.4 billion capital gain on the partial sale of SunPower shares and the revaluation of the retained and consolidated share using the equity method and $1.1 billion of fair value change effects.

2. Fully-diluted shares and share buybacks

The number of fully-diluted shares was 2,502 million on December 31, 2022.

As part of its shareholder return policy, as announced in October 2022, TotalEnergies repurchased 34.7 million shares for cancellation in the fourth quarter of 2022 for $2 billion. For the full year 2022, 128.9 million shares were repurchased for cancellation, representing 4.92% of the share capital, for $7 billion.

3. Acquisitions - Asset sales

Acquisitions were:

•	$292 million in the fourth quarter 2022, notably for the acquisition of an additional 4.08% of the Waha concessions in Libya,
•	$5,872 million for the full-year 2022 for the above item as well as payments related to the award of the Atapu and Sépia production sharing contracts in Brazil, the acquisition of an interest in Clearway Energy Group and the bonus related to the New York Bight offshore wind concession in the United States.

Asset sales were:

•	$425 million in the fourth quarter 2022, notably related to farm-downs in the Integrated Power business and the disposal of interests in Block 14 in Angola,
•	$1,421 million for the full-year 2022 related to the above items as well as SunPower's disposal of its Enphase shares, the partial disposal of the Landivisiau power generation plant in France, the sale of the interest in the Sarsang field in Iraq, and an additional payment related to the 2020 sale of interests in the CA1 offshore block in Brunei.

4. Cash flow

TotalEnergies’ cash flow from operating activities was:

•	$5,618 million in the fourth quarter 2022, a decrease of 52% compared to $11,621 million in the fourth quarter 2021, and
•	$47,367 million for the full year 2022, an increase of 56% compared to $30,410 million for the full year 2021.

6 See “Analysis of business segment results” on page 4 and “Adjustment Items To Net Income (TotalEnergies Share)” on page 20 for further details.

7 Details shown on pages 20 of this exhibit and to the consolidated financial statements for the fourth quarter 2022.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was an increase of $3,517 million in the fourth quarter 2022, compared to a decrease of $2,260 million in the fourth quarter 2021. In the fourth quarter 2022, the change in working capital was an increase of $3,791 million in accordance with IFRS. The difference of $274 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $895 million, (ii) less the mark-to-market effect of iGRP’s contracts of $1,544 million, (iii) plus the capital gains from renewables project sale of $40 million and (iv) plus the organic loan repayments from equity affiliates of $335 million.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was a decrease of $1,638 million for the full year 2022, compared to a decrease of $1,270 million for the full year 2021. For the full year 2022, the change in working capital was a decrease of $1,191 million in accordance with IFRS. The difference of $447 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $501 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $1,640 million, (iii) less the capital gains from renewables project sale of $64 million and (iv) less the organic loan repayments from equity affiliates of $1,630 million.

Operating cash flow before working capital changes8 was $9,135 million in the fourth quarter 2022, down 2% compared to $9,361 million in the fourth quarter 2021 and $45,729 million for the full year 2022, up 57% compared to $29,140 million for the full year 2021.

Operating cash flow before working capital changes without financial charges (DACF)9 was $9,361 million in the fourth quarter 2022, down 4% compared to $9,759 million in the fourth quarter 2021 and $47,025 million for the full year 2022, up 53% compared to $30,660 million for the full year 2021.

The cash flow from operating activities was $5,618 million in the fourth quarter 2022, compared to operating cash flow before working capital changes of $9,135 million, reflecting the $3.1 billion increase in working capital, mainly due to (a) a reduction in tax liabilities linked to the pace of tax payments and the fall in oil and gas prices, notably in Norway and the United Kingdom, partially offset by the European Solidarity Contribution, (b) the increase in margin calls and the seasonality of the gas and electricity supply activity and (c) the price and volume effect on inventories.

TotalEnergies’ net cash flow10 was:

•	$5,333 million in the fourth quarter 2022 compared to $5,076 million a year earlier, reflecting the $226 million decrease in operating cash flow before working capital changes and the $483 million decrease in net investments to $3,802 million in the fourth quarter 2022,
•	$29,426 million for the full year 2022 compared to $15,833 million a year earlier, reflecting the $16.6 billion increase in operating cash flow before working capital changes and the $3.0 billion increase in net investments to $16,303 million this year.

D. PROFITABILITY

Return on equity was 32.5% for the full year 2022.

	01/01/2022-	10/01/2021-	01/01/2021-
in millions of dollars	12/31/2022	09/30/2022	12/31/2021
Adjusted net income	36,657	35,790	18,391
Average adjusted shareholders' equity	112,831	113,861	108,504
Return on equity (ROE)	32.5%	31.4%	16.9%

Return on average capital employed was 28.2% for the full year 2022.

	01/01/2022-	10/01/2021-	01/01/2021-
in millions of dollars	12/31/2022	09/30/2022	12/31/2021
Adjusted net operating income	38,212	37,239	19,766
Average capital employed	135,312	136,902	142,215
ROACE	28.2%	27.2%	13.9%

8 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 21 of this exhibit.

9  DACF = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

10 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

E. Annual 2023 SENSITIVITIES*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.5 B$	+/- 3.0 B$
European gas price – NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2023. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed on page 23.

** In a 80 $/b Brent environment.

The revised 2023 sensitivities for adjusted net operating income and cash flow take into account, in particular, the Energy Profit Levy in the United Kingdom and the deconsolidation of the stake in PAO Novatek.

F. SUMMARY AND OUTLOOK

At the start of 2023, oil prices are moving between $80-90/b in an uncertain environment, where the possible worldwide economic slowdown could be counterbalanced by the recovery of China, global demand being expected to rise in 2023 to more than 100 Mb/d. In this context, OPEC+ countries have shown their willingness to keep prices above $80/b. Refining margins in Europe, particularly for distillates, are expected to remain supported by the effects of the European embargo on Russian petroleum products from February 5, 2023.

The tensions on European gas prices seen in 2022 are expected to continue into 2023, as the limited growth in global LNG production is supposed to meet both higher European LNG demand to replace Russian gas received in 2022 and higher Chinese LNG demand.

Since December 31, 2022, the production related to TotalEnergies' participation in Novatek, of 0.3 Mboe/d in 2022, is no longer consolidated. Excluding Novatek, TotalEnergies expects its hydrocarbon production to increase by approximately 2% to 2.5 Mboe/d in 2023, driven by three main start-ups planned for the year: Block 10 in Oman, Mero 2 in Brazil, and Absheron in Azerbaijan.

Continuing its growth momentum in LNG, TotalEnergies is strengthening its unique position in Europe in 2023 with the commissioning of two floating regasification terminals, the first of which, located in Lubmin, Germany, is already operational.

Having generated $1 billion in cash flow in 2022, the Integrated Power business will continue to grow in 2023 with power generation expected to reach more than 40 TWh, a 30% increase year-on-year, benefiting from the full integration of Total Eren, leading to a comparable rise in cash flow.

The implementation of an energy savings program will strengthen Downstream’s competitiveness, allowing it to benefit from a favorable European refining environment.

In 2023, TotalEnergies expects net investments of $16-18 billion, including $5 billion dedicated to low-carbon energies.

Supported by the strength of the Company's balance sheet and its cash generation potential, the Board of Directors confirmed a shareholder return policy for 2023 targeting a cash pay-out of between 35% and 40% as well as the following cash flow allocation priorities:

•	a sustainable ordinary dividend through cycles, that was not cut during the Covid crisis, and whose increase is supported by underlying cash flow growth,

•	investments to support of a strategy balanced between the various energies,

•	maintaining a strong balance sheet with a target rating at an "AA" level,

•	buybacks to share surplus cash flow generated at high prices and possibly a special dividend in the event of very high prices.

For 2023, this shareholder return policy will combine a 7.2% increase to 0.74 €/share in interim dividends and share buybacks of $2 billion planned for the first quarter.

TotalEnergies confirms its project to spin-off its affiliate, TotalEnergies EP Canada, by listing it on the Toronto stock exchange. TotalEnergies intends to retain a 30% stake in the listed entity, and to distribute 70% of the shares to TotalEnergies SE’s shareholders, through a special dividend in kind. This transaction would be subject to the approvals that will be taken by the General Assembly of TotalEnergies on May 26th, 2023.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2021.

RESULTS FROM RUSSIAN ASSETS

Russian Upstream Assets (M$)	4Q22	3Q22	2022
Net income (TotalEnergies share)	(3,466)	(1,907)	(11,578)
Cash flow from operations	732	349	1,480

Capital employed by TotalEnergies in Russia as of December 31, 2022 was $2,874 million after taking into account in the fourth quarter 2022 a $4.1 billion impairment related to the decision to no longer equity account for the 19.4% stake in Novatek.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + iGRP)

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Combined liquids and gas production by region (kboe/d)	2022	2021	2022 vs 2021
994	920	1,063	-7%	Europe and Central Asia	982	1,022	-4%
477	463	508	-6%	Africa	474	532	-11%
703	692	682	+3%	Middle East and North Africa	687	667	+3%
442	449	363	+22%	Americas	425	372	+14%
196	145	235	-17%	Asia-Pacific	198	226	-12%
2,812	2,669	2,852	-1%	Total production	2,765	2,819	-2%
670	656	739	-9%	includes equity affiliates	682	732	-7%

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Liquids production by region (kb/d)	2022	2021	2022 vs 2021
348	302	378	-8%	Europe and Central Asia	334	366	-9%
358	352	379	-5%	Africa	358	398	-10%
565	557	534	+6%	Middle East and North Africa	552	516	+7%
259	260	174	+48%	Americas	238	179	+33%
40	23	45	-10%	Asia-Pacific	37	40	-8%
1,570	1,494	1,509	+4%	Total production	1,519	1,500	+1%
199	202	205	-3%	includes equity affiliates	203	206	-2%

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Gas production by region (Mcf/d)	2022	2021	2022 vs 2021
3,460	3,322	3,683	-6%	Europe and Central Asia	3,476	3,524	-1%
592	559	664	-11%	Africa	584	681	-14%
745	740	825	-10%	Middle East and North Africa	739	838	-12%
1,030	1,061	1,064	-3%	Americas	1,049	1,086	-3%
854	685	1,092	-22%	Asia-Pacific	911	1,074	-15%
6,681	6,367	7,328	-9%	Total production	6,759	7,203	-6%
2,535	2,444	2,889	-12%	includes equity affiliates	2,581	2,842	-9%

Downstream (Refining & Chemicals and Marketing & Services)

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Petroleum product sales by region (kb/d)	2022	2021	2022 vs 2021
1,665	1,816	1,668	-	Europe	1,732	1,582	+10%
743	690	780	-5%	Africa	732	701	+4%
740	907	817	-9%	Americas	836	800	+5%
558	569	526	+6%	Rest of world	591	500	+18%
3,706	3,982	3,791	-2%	Total consolidated sales	3,891	3,581	+9%
388	438	437	-11%	Includes bulk sales	411	383	+7%
1,868	2,049	1,801	+4%	Includes trading	2,012	1,696	+19%

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Petrochemicals production* (kt)	2022	2021	2022 vs 2021
835	1,078	1,249	-33%	Europe	4,196	5,069	-17%
477	670	689	-31%	Americas	2,387	2,629	-9%
700	722	753	-7%	Middle-East and Asia	2,971	3,014	-1%

* Olefins, polymers

RENEWABLES

	4Q22					3Q22
		Onshore	Offshore				Onshore	Offshore
Installed power generation gross capacity (GW) (1),(2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.8	0.6	0.0	0.1	1.5	0.7	0.6	0.0	0.1	1.4
Rest of Europe	0.2	1.1	0.3	0.0	1.6	0.2	1.1	0.2	0.0	1.4
Africa	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.1
Middle East	1.2	0.0	0.0	0.0	1.2	0.7	0.0	0.0	0.0	0.7
North America	2.9	2.1	0.0	0.1	5.1	2.9	2.1	0.0	0.0	5.0
South America	0.4	0.3	0.0	0.0	0.7	0.4	0.3	0.0	0.0	0.7
India	4.9	0.4	0.0	0.0	5.3	4.9	0.3	0.0	0.0	5.3
Asia-Pacific	1.2	0.0	0.1	0.0	1.4	1.2	0.0	0.1	0.0	1.3
Total	11.7	4.5	0.4	0.2	16.8	11.1	4.4	0.3	0.2	16.0

	4Q22					3Q22
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in construction (GW) (1),(2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.2	0.1	0.0	0.1	0.4	0.2	0.1	0.0	0.1	0.5
Rest of Europe	0.1	0.0	0.9	0.0	1.0	0.1	0.0	1.0	0.0	1.1
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.4
North America	2.6	0.0	0.0	0.5	3.1	1.6	0.0	0.0	0.2	1.7
South America	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
India	0.8	0.2	0.0	0.0	1.0	0.8	0.2	0.0	0.0	1.0
Asia-Pacific	0.1	0.0	0.5	0.0	0.6	0.1	0.0	0.5	0.0	0.7
Total	3.8	0.3	1.4	0.6	6.1	3.3	0.3	1.5	0.2	5.4

	4Q22					3Q22
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in development (GW) (1),(2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	1.6	0.4	0.0	0.0	2.0	2.1	0.4	0.0	0.0	2.5
Rest of Europe	3.8	0.4	4.4	0.1	8.6	4.8	0.3	4.4	0.1	9.6
Africa	0.6	0.1	0.0	0.1	0.9	0.6	0.1	0.0	0.1	0.9
Middle East	0.6	0.0	0.0	0.0	0.6	0.5	0.0	0.0	0.0	0.5
North America	10.8	3.4	4.1	4.1	22.4	11.8	3.4	4.0	4.5	23.7
South America	0.8	1.1	0.0	0.2	2.0	0.7	0.5	0.0	0.2	1.4
India	4.4	0.1	0.0	0.0	4.5	3.9	0.1	0.0	0.0	4.0
Asia-Pacific	2.2	0.1	2.3	0.4	5.0	2.0	0.3	1.2	0.3	3.7
Total	24.8	5.5	10.8	4.9	46.0	26.5	5.1	9.6	5.3	46.4

1 Includes 20% of gross capacity of Adani Green Energy Limited and 50% of Clearway Energy Group.

2 End-of-period data.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

4Q22	3Q22	4Q21	in millions of dollars	2022	2021
(5,585)	(2,186)	(1,074)	Special items affecting net income (TotalEnergies share)	(17,310)	(3,329)
-	1,391	(170)	Gain (loss) on asset sales	1,391	(1,726)
(14)	(17)	6	Restructuring charges	(42)	(308)
(3,845)	(3,118)	(670)	Impairments	(15,743)	(910)
(1,726)	(442)	(240)	Other	(2,916)	(385)
(705)	(827)	111	After-tax inventory effect: FIFO vs. replacement cost	501	(1,495)
1,993	(224)	(25)	Effect of changes in fair value	1,138	(194)
(4,297)	(3,237)	(988)	Total adjustments affecting net income	(15,671)	(2,028)

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

4Q22	3Q22	4Q21	4Q22 vs 4Q21	in millions of dollars	2022	2021	2022 vs 2021
3,264	6,626	5,837	-44%	Net income - TotalEnergies share	20,526	16,032	+28%
4,297	3,237	988	x4.3	Less: adjustment items to net income (TotalEnergies share)	15,671	2,028	x7.7
7,561	9,863	6,825	+11%	Adjusted net income - TotalEnergies share	36,197	18,060	x2
				Adjusted items
210	85	79	x2.7	Add: non-controlling interests	460	331	+39%
4,530	6,037	3,606	+26%	Add: income taxes	20,565	9,211	x2.2
3,204	2,926	3,278	-2%	Add: depreciation, depletion and impairment of tangible assets and mineral interests	12,316	12,735	-3%
111	95	119	-7%	Add: amortization and impairment of intangible assets	400	401	-
719	633	483	+49%	Add: financial interest on debt	2,386	1,904	+25%
(338)	(219)	(105)	ns	Less: financial income and expense from cash & cash equivalents	(746)	(340)	ns
15,997	19,420	14,285	+12%	Adjusted EBITDA	71,578	42,302	+69%

INVESTMENTS – DIVESTMENTS

4Q22	3Q22	4Q21	4Q22 vs 4Q21	in millions of dollars	2022	2021	2022 vs 2021
3,935	3,116	4,681	-16%	Organic investments (a)	11,852	12,675	-6%
287	169	182	+58%	Capitalized exploration	669	841	-21%
210	233	348	-40%	Increase in non-current loans	954	1,231	-23%
(259)	(214)	(234)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,082)	(531)	ns
(124)	4	(52)	ns	Change in debt from renewable projects (TotalEnergies share)	(310)	(222)	ns
292	1,716	288	+1%	Acquisitions (b)	5,872	3,284	+79%
425	129	684	-38%	Asset sales (c)	1,421	2,652	-46%
109	(4)	34	x3.2	Change in debt from renewable projects (partner share)	279	134	x2.1
(133)	1,587	(396)	ns	Net acquisitions	4,451	632	x7
3,802	4,703	4,285	-11%	Net investments (a + b - c)	16,303	13,307	+23%
50	-	-	ns	Other transactions with non-controlling interests (d)	50	757	-93%
(335)	(570)	(398)	ns	Organic loan repayment from equity affiliates (e)	(1,630)	(626)	ns
233	(8)	86	x2.7	Change in debt from renewable projects financing* (f)	589	356	+65%
61	43	34	+79%	Capex linked to capitalized leasing contracts (g)	177	111	+59%
8	7	27	-70%	Expenditures related to carbon credits ( h )	19	27	-30%
3,681	4,075	3,912	-6%	Cash flow used in investing activities (a + b - c + d + e + f - g - h)	15,116	13,656	+11%

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW

4Q22	3Q22	4Q21	4Q22 vs 4Q21	in millions of dollars	2022	2021	2022 vs 2021
9,361	12,040	9,759	-4%	Operating cash flow before working capital changes w/o financial charges (DACF)	47,025	30,660	+53%
(226)	(304)	(398)	ns	Financial charges	(1,296)	(1,520)	ns
9,135	11,736	9,361	-2%	Operating cash flow before working capital changes (a)*	45,729	29,140	+57%
(2,247)	7,692	2,591	ns	(Increase) decrease in working capital**	2,831	188	x15.1
(895)	(1,010)	85	ns	Inventory effect	501	1,796	-72%
(40)	0	(19)	ns	Capital gain from renewable projects sales	(64)	(89)	ns
(335)	(570)	(398)	ns	Organic loan repayment from equity affiliates	(1,630)	(626)	ns
5,618	17,848	11,621	-52%	Cash flow from operations	47,367	30,410	+56%

3,935	3,116	4,681	-16%	Organic investments (b)	11,852	12,675	-6%
5,200	8,620	4,680	+11%	Free cash flow after organic investments, w/o net asset sales (a - b)	33,877	16,465	x2.1

3,802	4,703	4,285	-11%	Net investments (c)	16,303	13,307	+23%
5,333	7,033	5,076	+5%	Net cash flow (a - c)	29,426	15,833	+86%

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale. Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

** Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

GEARING RATIO

In millions of dollars	12/31/2022	09/30/2022	12/31/2021
Current borrowings[1]	14,065	15,556	13,645
Other current financial liabilities	488	861	372
Current financial assets[1,2]	(8,556)	(11,532)	(12,183)
Net financial assets classified as held for sale	(38)	(36)	(4)
Non-current financial debt[1]	36,987	37,506	41,868
Non-current financial assets[1]	(1,303)	(1,406)	(1,557)
Cash and cash equivalents	(33,026)	(35,941)	(21,342)
Net debt (a)	8,617	5,008	20,799
Shareholders’ equity – TotalEnergies share	111,724	117,821	111,736
Non-controlling interests	2,846	2,851	3,263
Shareholders’ equity (b)	114,570	120,672	114,999
Net-debt-to-capital ratio = a / (a+b)	7.0%	4.0%	15.3%
Leases (c)	8,096	7,669	8,055
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	12.7%	9.5%	20.1%

1 Excludes leases receivables and leases debts.

2 Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED

Full year 2022

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	12,144	17,479	7,302	1,550
Capital employed at 12/31/2021*	55,978	71,675	8,069	8,783
Capital employed at 12/31/2022*	49,896	65,784	7,438	7,593
ROACE	22.9%	25.4%	94.2%	18,9%

Twelve months ended September 30, 2022

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	12,014	17,476	6,368	1,695
Capital employed at 9/30/2021*	52,401	75,499	9,156	8,281
Capital employed at 9/30/2022*	54,923	65,041	5,801	7,141
ROACE	22.4%	24.9%	85.2%	22.2%

Full year 2021

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	6,243	10,439	1,909	1,618
Capital employed at 12/31/2020*	45,611	78,928	11,375	8,793
Capital employed at 12/31/2021*	55,978	71,675	8,069	8,783
ROACE	12.3%	13.9%	19.6%	18.4%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

		4Q22	3Q22	2Q22	1Q21	4Q21
€/$		1.02	1.01	1.06	1.12	1.14
Brent	($/b)	88.8	100.8	113.9	102.2	79.8
Average liquids price* (1)	($/b)	80.6	93.6	102.9	90.1	72.6
Average gas price* (1)	($/Mbtu)	12.74	16.83	11.01	12.27	11.38
Average LNG price** (1)	($/Mbtu)	14.83	21.51	13.96	13.60	13.12
Variable Cost Margin, European refining***	($/t)	73.6	99.2	145.7	46.3	16.7

* Sales in $ / sales in volume for consolidated affiliates.

** Sales in $ / sales in volume for consolidated and equity affiliates.

*** This indicator represents the average margin on variable costs realized by TotalEnergies’ European refining business (equal to the difference between the sales of refined products realized by TotalEnergies’ European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

(1) Does not take include oil, gas and LNG trading activities, respectively.

Disclaimer: Data is based on TotalEnergies’ reporting and is not audited.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$) (a)	2022	2022	2021

Sales	68,582	69,037	60,348
Excise taxes	(4,629)	(4,075)	(5,050)
Revenues from sales	63,953	64,962	55,298

Purchases, net of inventory variation	(41,555)	(42,802)	(36,161)
Other operating expenses	(7,354)	(6,771)	(6,680)
Exploration costs	(250)	(71)	(323)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,505)	(2,935)	(3,919)
Other income	584	1,693	536
Other expense	(2,828)	(921)	(755)

Financial interest on debt	(719)	(633)	(483)
Financial income and expense from cash & cash equivalents	357	327	120
Cost of net debt	(362)	(306)	(363)

Other financial income	266	196	195
Other financial expense	(150)	(112)	(138)

Net income (loss) from equity affiliates	(281)	(108)	1,860

Income taxes	(6,077)	(6,077)	(3,647)
Consolidated net income	3,441	6,748	5,903
TotalEnergies share	3,264	6,626	5,837
Non-controlling interests	177	122	66
Earnings per share ($)	1.27	2.58	2.19
Fully-diluted earnings per share ($)	1.26	2.56	2.17

 (a)  Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

(M$)	4th quarter	3rd quarter	4th quarter
	2022	2022	2021
Consolidated net income	3,441	6,748	5,903

Other comprehensive income

Actuarial gains and losses	387	(17)	589
Change in fair value of investments in equity instruments	(2)	131	93
Tax effect	(56)	2	(262)
Currency translation adjustment generated by the parent company	6,800	(4,639)	(1,900)
Items not potentially reclassifiable to profit and loss	7,129	(4,523)	(1,480)
Currency translation adjustment	(3,672)	1,871	1,179
Cash flow hedge	(9,669)	1,258	(226)
Variation of foreign currency basis spread	(14)	9	4
Share of other comprehensive income of equity affiliates, net amount	842	191	71
Other	3	(18)	(2)
Tax effect	2,932	(424)	22
Items potentially reclassifiable to profit and loss	(9,578)	2,887	1,048
Total other comprehensive income (net amount)	(2,449)	(1,636)	(432)

Comprehensive income	992	5,112	5,471
TotalEnergies share	792	4,969	5,390
Non-controlling interests	200	143	81

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

	Year	Year
	2022	2021
(M$) (a)	(unaudited)

Sales	280,999	205,863
Excise taxes	(17,689)	(21,229)
Revenues from sales	263,310	184,634

Purchases, net of inventory variation	(169,448)	(118,622)
Other operating expenses	(29,789)	(26,894)
Exploration costs	(1,299)	(740)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,221)	(13,556)
Other income	2,849	1,312
Other expense	(7,344)	(2,317)

Financial interest on debt	(2,386)	(1,904)
Financial income and expense from cash & cash equivalents	1,143	379
Cost of net debt	(1,243)	(1,525)

Other financial income	896	762
Other financial expense	(533)	(539)

Net income (loss) from equity affiliates	(1,892)	3,438

Income taxes	(22,242)	(9,587)
Consolidated net income	21,044	16,366
TotalEnergies share	20,526	16,032
Non-controlling interests	518	334
Earnings per share ($)	7.91	5.95
Fully-diluted earnings per share ($)	7.85	5.92

(a)  Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

	Year	Year
	2022	2021
(M$)	(unaudited)

Consolidated net income	21,044	16,366

Other comprehensive income

Actuarial gains and losses	574	1,035
Change in fair value of investments in equity instruments	112	66
Tax effect	(96)	(411)
Currency translation adjustment generated by the parent company	(4,976)	(7,202)
Items not potentially reclassifiable to profit and loss	(4,386)	(6,512)
Currency translation adjustment	1,734	4,216
Cash flow hedge	(5,452)	278
Variation of foreign currency basis spread	65	2
Share of other comprehensive income of equity affiliates, net amount	3,497	706
Other	(16)	(1)
Tax effect	1,449	(135)
Items potentially reclassifiable to profit and loss	1,277	5,066
Total other comprehensive income (net amount)	(3,109)	(1,446)

Comprehensive income	17,935	14,920
TotalEnergies share	17,419	14,616
Non-controlling interests	516	304

CONSOLIDATED BALANCE SHEET

TotalEnergies

	December 31,	September 30,	December 31,
	2022	2022	2021
(M$)	(unaudited)	(unaudited)
ASSETS
Non-current assets
Intangible assets, net	31,931	36,376	32,484
Property, plant and equipment, net	107,101	99,700	106,559
Equity affiliates : investments and loans	27,889	28,743	31,053
Other investments	1,051	1,149	1,625
Non-current financial assets	2,731	2,341	2,404
Deferred income taxes	5,049	4,434	5,400
Other non-current assets	2,388	2,930	2,797
Total non-current assets	178,140	175,673	182,322

Current assets
Inventories, net	22,936	24,420	19,952
Accounts receivable, net	24,378	28,191	21,983
Other current assets	36,070	73,453	35,144
Current financial assets	8,746	11,688	12,315
Cash and cash equivalents	33,026	35,941	21,342
Assets classified as held for sale	568	349	400
Total current assets	125,724	174,042	111,136
Total assets	303,864	349,715	293,458

LIABILITIES & SHAREHOLDERS' EQUITY
Shareholders' equity
Common shares	8,163	8,163	8,224
Paid-in surplus and retained earnings	123,951	131,382	117,849
Currency translation adjustment	(12,836)	(16,720)	(12,671)
Treasury shares	(7,554)	(5,004)	(1,666)
Total shareholders' equity - TotalEnergies share	111,724	117,821	111,736

Non-controlling interests	2,846	2,851	3,263

Total shareholders' equity	114,570	120,672	114,999

Non-current liabilities
Deferred income taxes	11,021	12,576	10,904
Employee benefits	1,829	2,207	2,672
Provisions and other non-current liabilities	21,402	22,133	20,269
Non-current financial debt	45,264	44,899	49,512
Total non-current liabilities	79,516	81,815	83,357

Current liabilities
Accounts payable	41,346	48,942	36,837
Other creditors and accrued liabilities	52,275	80,468	42,800
Current borrowings	15,502	16,923	15,035
Other current financial liabilities	488	861	372
Liabilities directly associated with the assets classified as held for sale	167	34	58
Total current liabilities	109,778	147,228	95,102
Total liabilities & shareholders' equity	303,864	349,715	293,458

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$)	2022	2022	2021

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,441	6,748	5,903
Depreciation, depletion, amortization and impairment	2,749	3,032	4,222
Non-current liabilities, valuation allowances and deferred taxes	(75)	704	152
(Gains) losses on disposals of assets	2,192	(1,645)	(184)
Undistributed affiliates' equity earnings	1,506	1,290	(843)
(Increase) decrease in working capital	(3,791)	7,407	2,232
Other changes, net	(404)	312	139
Cash flow from operating activities	5,618	17,848	11,621

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,097)	(2,986)	(4,540)
Acquisitions of subsidiaries, net of cash acquired	(4)	(8)	(128)
Investments in equity affiliates and other securities	(260)	(2,557)	(178)
Increase in non-current loans	(211)	(246)	(348)
Total expenditures	(4,572)	(5,797)	(5,194)
Proceeds from disposals of intangible assets and property, plant and equipment	113	97	349
Proceeds from disposals of subsidiaries, net of cash sold	160	524	36
Proceeds from disposals of non-current investments	23	304	266
Repayment of non-current loans	595	797	631
Total divestments	891	1,722	1,282
Cash flow used in investing activities	(3,681)	(4,075)	(3,912)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	(1)	-
- Treasury shares	(2,551)	(1,996)	(1,658)
Dividends paid:
- Parent company shareholders	(4,356)	(1,877)	(1,991)
- Non-controlling interests	(12)	(405)	(20)
Net issuance (repayment) of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(51)	(14)	(57)
Other transactions with non-controlling interests	(82)	38	(14)
Net issuance (repayment) of non-current debt	425	141	347
Increase (decrease) in current borrowings	(3,500)	(527)	(3,368)
Increase (decrease) in current financial assets and liabilities	3,554	(4,473)	(8,373)
Cash flow from (used in) financing activities	(6,573)	(9,114)	(15,134)
Net increase (decrease) in cash and cash equivalents	(4,636)	4,659	(7,425)
Effect of exchange rates	1,721	(1,566)	(204)
Cash and cash equivalents at the beginning of the period	35,941	32,848	28,971
Cash and cash equivalents at the end of the period	33,026	35,941	21,342

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

	Year	Year
	2022	2021
(M$)	(unaudited)

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	21,044	16,366
Depreciation, depletion, amortization and impairment	13,680	14,343
Non-current liabilities, valuation allowances and deferred taxes	4,594	962
(Gains) losses on disposals of assets	369	(454)
Undistributed affiliates' equity earnings	6,057	(667)
(Increase) decrease in working capital	1,191	(616)
Other changes, net	432	476
Cash flow from operating activities	47,367	30,410

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(15,690)	(12,343)
Acquisitions of subsidiaries, net of cash acquired	(94)	(321)
Investments in equity affiliates and other securities	(3,042)	(2,678)
Increase in non-current loans	(976)	(1,247)
Total expenditures	(19,802)	(16,589)
Proceeds from disposals of intangible assets and property, plant and equipment	540	770
Proceeds from disposals of subsidiaries, net of cash sold	835	269
Proceeds from disposals of non-current investments	577	722
Repayment of non-current loans	2,734	1,172
Total divestments	4,686	2,933
Cash flow used in investing activities	(15,116)	(13,656)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	370	381
- Treasury shares	(7,711)	(1,823)
Dividends paid:
- Parent company shareholders	(9,986)	(8,228)
- Non-controlling interests	(536)	(124)
Net issuance (repayment) of perpetual subordinated notes	-	3,248
Payments on perpetual subordinated notes	(339)	(313)
Other transactions with non-controlling interests	(49)	652
Net issuance (repayment) of non-current debt	1,108	(359)
Increase (decrease) in current borrowings	(6,073)	(10,856)
Increase (decrease) in current financial assets and liabilities	3,944	(8,075)
Cash flow from (used in) financing activities	(19,272)	(25,497)
Net increase (decrease) in cash and cash equivalents	12,979	(8,743)
Effect of exchange rates	(1,295)	(1,183)
Cash and cash equivalents at the beginning of the period	21,342	31,268
Cash and cash equivalents at the end of the period	33,026	21,342

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(Unaudited: Year 2022 )

	Common shares issued		Paid-in	Currency	Treasury shares		Shareholders'	Non-	Total
			surplus and	translation			equity -	controlling	shareholders'
(M$)	Number	Amount	retained	adjustment	Number	Amount	TotalEnergies	interests	equity
			earnings				share
As of January 1, 2021	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income 2021	-	-	16,032	-	-	-	16,032	334	16,366
Other comprehensive Income	-	-	991	(2,407)	-	-	(1,416)	(30)	(1,446)
Comprehensive Income	-	-	17,023	(2,407)	-	-	14,616	304	14,920
Dividend	-	-	(8,200)	-	-	-	(8,200)	(124)	(8,324)
Issuance of common shares	10,589,713	31	350	-	-	-	381	-	381
Purchase of treasury shares	-	-	-	-	(37,306,005)	(1,823)	(1,823)	-	(1,823)
Sale of treasury shares (1)	-	-	(216)	-	4,573,195	216	-	-	-
Share-based payments	-	-	143	-	-	-	143	-	143
Share cancellation	(23,284,409)	(74)	(1,254)	-	23,284,409	1,328	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	3,254	-	-	-	3,254	-	3,254
Payments on perpetual subordinated notes	-	-	(368)	-	-	-	(368)	-	(368)
Other operations with non-controlling interests	-	-	30	(6)	-	-	24	689	713
Other items	-	-	9	(2)	-	-	7	11	18
As of December 31, 2021	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income 2022	-	-	20,526	-	-	-	20,526	518	21,044
Other comprehensive Income	-	-	(2,933)	(174)	-	-	(3,107)	(2)	(3,109)
Comprehensive Income	-	-	17,593	(174)	-	-	17,419	516	17,935
Dividend	-	-	(9,989)	-	-	-	(9,989)	(536)	(10,525)
Issuance of common shares	9,367,482	26	344	-	-	-	370	-	370
Purchase of treasury shares	-	-	-	-	(140,207,743)	(7,711)	(7,711)	-	(7,711)
Sale of treasury shares (1)	-	-	(318)	-	6,195,654	318	-	-	-
Share-based payments	-	-	229	-	-	-	229	-	229
Share cancellation	(30,665,526)	(87)	(1,418)	-	30,665,526	1,505	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(44)	-	-	-	(44)	-	(44)
Payments on perpetual subordinated notes	-	-	(331)	-	-	-	(331)	-	(331)
Other operations with non-controlling interests	-	-	45	9	-	-	54	37	91
Other items	-	-	(9)	-	-	-	(9)	(434)	(443)
As of December 31, 2022	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570

(1)  Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2022 (M$)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
	& Power	Production	Chemicals	Services
External sales	14,683	2,600	26,650	24,637	12	-	68,582
Intersegment sales	1,887	12,866	11,730	274	63	(26,820)	-
Excise taxes	-	-	(199)	(4,430)	-	-	(4,629)
Revenues from sales	16,570	15,466	38,181	20,481	75	(26,820)	63,953
Operating expenses	(12,494)	(6,173)	(37,107)	(19,939)	(266)	26,820	(49,159)
Depreciation, depletion and impairment of tangible assets and mineral interests	(459)	(1,343)	(393)	(276)	(34)	-	(2,505)
Operating income	3,617	7,950	681	266	(225)	-	12,289
Net income (loss) from equity affiliates and other items	1,253	(3,874)	161	(62)	113	-	(2,409)
Tax on net operating income	(381)	(4,635)	(898)	(113)	22	-	(6,005)
Net operating income	4,489	(559)	(56)	91	(90)	-	3,875
Net cost of net debt							(434)
Non-controlling interests							(177)
Net income - TotalEnergies share							3,264

4th quarter 2022 (adjustments) (a) (M$)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
	& Power	Production	Chemicals	Services
External sales	69	-	-	-	-	-	69
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	69	-	-	-	-	-	69
Operating expenses	2,101	(108)	(821)	(211)	(88)	-	873
Depreciation, depletion and impairment of tangible assets and mineral interests	(108)	844	-	(37)	-	-	699
Operating income (b)	2,062	736	(821)	(248)	(88)	-	1,641
Net income (loss) from equity affiliates and other items	(308)	(4,025)	(101)	(9)	-	-	(4,443)
Tax on net operating income	(154)	(798)	(621)	14	23	-	(1,536)
Net operating income (b)	1,600	(4,087)	(1,543)	(243)	(65)	-	(4,338)
Net cost of net debt							8
Non-controlling interests							33
Net income - TotalEnergies share							(4,297)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b)	Of which inventory valuation effect

On operating income	-	-	(712)	(184)	-
On net operating income	-	-	(586)	(137)	-

4th quarter 2022 (adjusted) (M$)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
	& Power	Production	Chemicals	Services
External sales	14,614	2,600	26,650	24,637	12	-	68,513
Intersegment sales	1,887	12,866	11,730	274	63	(26,820)	-
Excise taxes	-	-	(199)	(4,430)	-	-	(4,629)
Revenues from sales	16,501	15,466	38,181	20,481	75	(26,820)	63,884
Operating expenses	(14,595)	(6,065)	(36,286)	(19,728)	(178)	26,820	(50,032)
Depreciation, depletion and impairment of tangible assets and mineral interests	(351)	(2,187)	(393)	(239)	(34)	-	(3,204)
Adjusted operating income	1,555	7,214	1,502	514	(137)	-	10,648
Net income (loss) from equity affiliates and other items	1,561	151	262	(53)	113	-	2,034
Tax on net operating income	(227)	(3,837)	(277)	(127)	(1)	-	(4,469)
Adjusted net operating income	2,889	3,528	1,487	334	(25)	-	8,213
Net cost of net debt							(442)
Non-controlling interests							(210)
Adjusted net income - TotalEnergies share							7,561

4th quarter 2022 (M$)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
	& Power	Production	Chemicals	Services
Total expenditures	950	2,478	588	507	49	-	4,572
Total divestments	505	215	125	42	4	-	891
Cash flow from operating activities	995	4,035	232	707	(351)	-	5,618

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2022 (M$)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
	& Power	Production	Chemicals	Services
External sales	11,495	2,670	28,899	25,968	5	-	69,037
Intersegment sales	1,753	14,701	12,065	176	52	(28,747)	-
Excise taxes	-	-	(160)	(3,915)	-	-	(4,075)
Revenues from sales	13,248	17,371	40,804	22,229	57	(28,747)	64,962
Operating expenses	(10,648)	(6,880)	(39,137)	(21,513)	(213)	28,747	(49,644)
Depreciation, depletion and impairment of tangible assets and mineral interests	(295)	(1,999)	(371)	(243)	(27)	-	(2,935)
Operating income	2,305	8,492	1,296	473	(183)	-	12,383
Net income (loss) from equity affiliates and other items	3,190	(2,643)	219	(14)	(4)	-	748
Tax on net operating income	(777)	(5,071)	(255)	(153)	162	-	(6,094)
Net operating income	4,718	778	1,260	306	(25)	-	7,037
Net cost of net debt							(289)
Non-controlling interests							(122)
Net income - TotalEnergies share							6,626

3rd quarter 2022 (adjustments) (a) (M$)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
	& Power	Production	Chemicals	Services
External sales	38	-	-	-	-	-	38
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	38	-	-	-	-	-	38
Operating expenses	(291)	(4)	(771)	(230)	(79)	-	(1,375)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(7)	-	(2)	-	-	(9)
Operating income (b)	(253)	(11)	(771)	(232)	(79)	-	(1,346)
Net income (loss) from equity affiliates and other items	1,315	(3,130)	(100)	(7)	-	-	(1,922)
Tax on net operating income	7	(298)	196	67	20	-	(8)
Net operating income (b)	1,069	(3,439)	(675)	(172)	(59)	-	(3,276)
Net cost of net debt							76
Non-controlling interests							(37)
Net income - TotalEnergies share							(3,237)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b)	Of which inventory valuation effect

On operating income	-	-	(771)	(239)	-
On net operating income	-	-	(675)	(172)	-

3rd quarter 2022 (adjusted) (M$)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
	& Power	Production	Chemicals	Services
External sales	11,457	2,670	28,899	25,968	5	-	68,999
Intersegment sales	1,753	14,701	12,065	176	52	(28,747)	-
Excise taxes	-	-	(160)	(3,915)	-	-	(4,075)
Revenues from sales	13,210	17,371	40,804	22,229	57	(28,747)	64,924
Operating expenses	(10,357)	(6,876)	(38,366)	(21,283)	(134)	28,747	(48,269)
Depreciation, depletion and impairment of tangible assets and mineral interests	(295)	(1,992)	(371)	(241)	(27)	-	(2,926)
Adjusted operating income	2,558	8,503	2,067	705	(104)	-	13,729
Net income (loss) from equity affiliates and other items	1,875	487	319	(7)	(4)	-	2,670
Tax on net operating income	(784)	(4,773)	(451)	(220)	142	-	(6,086)
Adjusted net operating income	3,649	4,217	1,935	478	34	-	10,313
Net cost of net debt							(365)
Non-controlling interests							(85)
Adjusted net income - TotalEnergies share							9,863

3rd quarter 2022 (M$)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
	& Power	Production	Chemicals	Services
Total expenditures	3,214	2,069	242	251	21	-	5,797
Total divestments	1,441	246	6	29	-	-	1,722
Cash flow from operating activities	4,390	9,083	3,798	939	(362)	-	17,848

 INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	11,634	2,068	24,781	21,854	11	-	60,348
Intersegment sales	1,466	11,875	8,716	155	148	(22,360)	-
Excise taxes	-	-	(238)	(4,812)	-	-	(5,050)
Revenues from sales	13,100	13,943	33,259	17,197	159	(22,360)	55,298
Operating expenses	(11,141)	(5,412)	(32,250)	(16,347)	(374)	22,360	(43,164)
Depreciation, depletion and impairment of tangible assets and mineral interests	(545)	(2,637)	(399)	(307)	(31)	-	(3,919)
Operating income	1,414	5,894	610	543	(246)	-	8,215
Net income (loss) from equity affiliates and other items	1,281	74	228	83	32	-	1,698
Tax on net operating income	(237)	(3,124)	(234)	(164)	75	-	(3,684)
Net operating income	2,458	2,844	604	462	(139)	-	6,229
Net cost of net debt							(326)
Non-controlling interests							(66)
Net income - TotalEnergies share							5,837

4th quarter 2021 (adjustments) (a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-
Operating expenses	(57)	(132)	38	21	-	-	(130)
Depreciation, depletion and impairment of tangible assets and mineral interests	(187)	(418)	-	(36)	-	-	(641)
Operating income (b)	(244)	(550)	38	(15)	-	-	(771)
Net income (loss) from equity affiliates and other items	(116)	(111)	23	(6)	6	-	(204)
Tax on net operating income	59	(20)	(10)	4	(69)	-	(36)
Net operating income (b)	(301)	(681)	51	(17)	(63)	-	(1,011)
Net cost of net debt							10
Non-controlling interests							13
Net income - TotalEnergies share							(988)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b)	Of which inventory valuation effect

On operating income	-	-	32	53	-
On net operating income	-	-	74	47	-

4th quarter 2021 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	11,634	2,068	24,781	21,854	11	-	60,348
Intersegment sales	1,466	11,875	8,716	155	148	(22,360)	-
Excise taxes	-	-	(238)	(4,812)	-	-	(5,050)
Revenues from sales	13,100	13,943	33,259	17,197	159	(22,360)	55,298
Operating expenses	(11,084)	(5,280)	(32,288)	(16,368)	(374)	22,360	(43,034)
Depreciation, depletion and impairment of tangible assets and mineral interests	(358)	(2,219)	(399)	(271)	(31)	-	(3,278)
Adjusted operating income	1,658	6,444	572	558	(246)	-	8,986
Net income (loss) from equity affiliates and other items	1,397	185	205	89	26	-	1,902
Tax on net operating income	(296)	(3,104)	(224)	(168)	144	-	(3,648)
Adjusted net operating income	2,759	3,525	553	479	(76)	-	7,240
Net cost of net debt							(336)
Non-controlling interests							(79)
Adjusted net income - TotalEnergies share							6,825

4th quarter 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,471	2,327	723	643	30	-	5,194
Total divestments	540	357	202	181	2	-	1,282
Cash flow from operating activities	(57)	8,624	2,446	386	222	-	11,621

 INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

Year 2022 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	48,753	9,942	121,618	100,661	25	-	280,999
Intersegment sales	7,000	55,190	45,857	1,433	248	(109,728)	-
Excise taxes	-	-	(737)	(16,952)	-	-	(17,689)
Revenues from sales	55,753	65,132	166,738	85,142	273	(109,728)	263,310
Operating expenses	(45,771)	(24,521)	(156,897)	(81,746)	(1,329)	109,728	(200,536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,402)	(8,115)	(1,533)	(1,033)	(138)	-	(12,221)
Operating income	8,580	32,496	8,308	2,363	(1,194)	-	50,553
Net income (loss) from equity affiliates and other items	2,766	(9,943)	885	(20)	288	-	(6,024)
Tax on net operating income	(1,712)	(17,445)	(2,544)	(787)	281	-	(22,207)
Net operating income	9,634	5,108	6,649	1,556	(625)	-	22,322
Net cost of net debt							(1,278)
Non-controlling interests							(518)
Net income - TotalEnergies share							20,526

Year 2022 (adjustments) (a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	104	-	-	-	-	-	104
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	104	-	-	-	-	-	104
Operating expenses	1,087	(985)	130	200	(600)	-	(168)
Depreciation, depletion and impairment of tangible assets and mineral interests	(122)	298	-	(72)	(9)	-	95
Operating income (b)	1,069	(687)	130	128	(609)	-	31
Net income (loss) from equity affiliates and other items	(3,490)	(10,925)	(32)	(23)	106	-	(14,364)
Tax on net operating income	(89)	(759)	(751)	(99)	141	-	(1,557)
Net operating income (b)	(2,510)	(12,371)	(653)	6	(362)	-	(15,890)
Net cost of net debt	-	-	-	-	-	-	277
Non-controlling interests	-	-	-	-	-	-	(58)
Net income - TotalEnergies share	-	-	-	-	-	-	(15,671)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b)	Of which inventory valuation effect

On operating income	-	-	239	261	-
On net operating income	-	-	336	194	-

Year 2022 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	48,649	9,942	121,618	100,661	25	-	280,895
Intersegment sales	7,000	55,190	45,857	1,433	248	(109,728)	-
Excise taxes	-	-	(737)	(16,952)	-	-	(17,689)
Revenues from sales	55,649	65,132	166,738	85,142	273	(109,728)	263,206
Operating expenses	(46,858)	(23,536)	(157,027)	(81,946)	(729)	109,728	(200,368)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,280)	(8,413)	(1,533)	(961)	(129)	-	(12,316)
Adjusted operating income	7,511	33,183	8,178	2,235	(585)	-	50,522
Net income (loss) from equity affiliates and other items	6,256	982	917	3	182	-	8,340
Tax on net operating income	(1,623)	(16,686)	(1,793)	(688)	140	-	(20,650)
Adjusted net operating income	12,144	17,479	7,302	1,550	(263)	-	38,212
Net cost of net debt							(1,555)
Non-controlling interests							(460)
Adjusted net income - TotalEnergies share							36,197

Year 2022 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,475	10,646	1,391	1,186	104	-	19,802
Total divestments	3,427	807	214	222	16	-	4,686
Cash flow from operating activities	9,670	27,654	8,663	3,124	(1,744)	-	47,367

 INFORMATION BY BUSINESS SEGMENT

TotalEnergies

Year 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	30,704	7,246	87,600	80,288	25	-	205,863
Intersegment sales	4,260	34,896	27,637	451	254	(67,498)	-
Excise taxes	-	-	(1,108)	(20,121)	-	-	(21,229)
Revenues from sales	34,964	42,142	114,129	60,618	279	(67,498)	184,634
Operating expenses	(29,964)	(16,722)	(108,982)	(57,159)	(927)	67,498	(146,256)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,650)	(9,110)	(1,583)	(1,100)	(113)	-	(13,556)
Operating income	3,350	16,310	3,564	2,359	(761)	-	24,822
Net income (loss) from equity affiliates and other items	2,745	(760)	518	108	45	-	2,656
Tax on net operating income	(602)	(7,506)	(1,068)	(738)	152	-	(9,762)
Net operating income	5,493	8,044	3,014	1,729	(564)	-	17,716
Net cost of net debt							(1,350)
Non-controlling interests							(334)
Net income - TotalEnergies share							16,032

Year 2021 (adjustments) (a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	(44)	-	-	-	-	-	(44)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	(44)	-	-	-	-	-	(44)
Operating expenses	(271)	(187)	1,470	278	-	-	1,290
Depreciation, depletion and impairment of tangible assets and mineral interests	(342)	(418)	(25)	(36)	-	-	(821)
Operating income (b)	(657)	(605)	1,445	242	-	-	425
Net income (loss) from equity affiliates and other items	(215)	(1,839)	56	(61)	(54)	-	(2,113)
Tax on net operating income	122	49	(396)	(70)	(67)	-	(362)
Net operating income (b)	(750)	(2,395)	1,105	111	(121)	-	(2,050)
Net cost of net debt							25
Non-controlling interests							(3)
Net income - TotalEnergies share							(2,028)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b)	Of which inventory valuation effect

On operating income	-	-	1,481	315	-
On net operating income	-	-	1,296	236	-

Year 2021 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	30,748	7,246	87,600	80,288	25	-	205,907
Intersegment sales	4,260	34,896	27,637	451	254	(67,498)	-
Excise taxes	-	-	(1,108)	(20,121)	-	-	(21,229)
Revenues from sales	35,008	42,142	114,129	60,618	279	(67,498)	184,678
Operating expenses	(29,693)	(16,535)	(110,452)	(57,437)	(927)	67,498	(147,546)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,308)	(8,692)	(1,558)	(1,064)	(113)	-	(12,735)
Adjusted operating income	4,007	16,915	2,119	2,117	(761)	-	24,397
Net income (loss) from equity affiliates and other items	2,960	1,079	462	169	99	-	4,769
Tax on net operating income	(724)	(7,555)	(672)	(668)	219	-	(9,400)
Adjusted net operating income	6,243	10,439	1,909	1,618	(443)	-	19,766
Net cost of net debt							(1,375)
Non-controlling interests							(331)
Adjusted net income - TotalEnergies share							18,060

Year 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,341	7,276	1,638	1,242	92	-	16,589
Total divestments	1,350	894	348	319	22	-	2,933
Cash flow from operating activities	827	22,009	6,473	2,333	(1,232)	-	30,410

Reconciliation of the information by business segment with consolidated financial statements

TotalEnergies

(unaudited)

4th quarter 2022	Adjusted	Adjustments (a)	Consolidated
(M$)			statement of income

Sales	68,513	69	68,582
Excise taxes	(4,629)	-	(4,629)
Revenues from sales	63,884	69	63,953

Purchases, net of inventory variation	(42,755)	1,200	(41,555)
Other operating expenses	(7,027)	(327)	(7,354)
Exploration costs	(250)	-	(250)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,204)	699	(2,505)
Other income	636	(52)	584
Other expense	(591)	(2,237)	(2,828)

Financial interest on debt	(719)	-	(719)
Financial income and expense from cash & cash equivalents	338	19	357
Cost of net debt	(381)	19	(362)

Other financial income	266	-	266
Other financial expense	(150)	-	(150)

Net income (loss) from equity affiliates	1,873	(2,154)	(281)

Income taxes	(4,530)	(1,547)	(6,077)
Consolidated net income	7,771	(4,330)	3,441
TotalEnergies share	7,561	(4,297)	3,264
Non-controlling interests	210	(33)	177

(a)  Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2021			Consolidated
(M$)	Adjusted	Adjustments (a)	statement of income

Sales	60,348	-	60,348
Excise taxes	(5,050)	-	(5,050)
Revenues from sales	55,298	-	55,298

Purchases, net of inventory variation	(36,189)	28	(36,161)
Other operating expenses	(6,630)	(50)	(6,680)
Exploration costs	(215)	(108)	(323)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,278)	(641)	(3,919)
Other income	551	(15)	536
Other expense	(493)	(262)	(755)

Financial interest on debt	(483)	-	(483)
Financial income and expense from cash & cash equivalents	105	15	120
Cost of net debt	(378)	15	(363)

Other financial income	195	-	195
Other financial expense	(138)	-	(138)

Net income (loss) from equity affiliates	1,787	73	1,860

Income taxes	(3,606)	(41)	(3,647)
Consolidated net income	6,904	(1,001)	5,903
TotalEnergies share	6,825	(988)	5,837
Non-controlling interests	79	(13)	66

(a)  Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TotalEnergies

Year 2022
(M$)	Adjusted	Adjustments (a)	Consolidated
(unaudited)			statement of income

Sales	280,895	104	280,999
Excise taxes	(17,689)	-	(17,689)
Revenues from sales	263,206	104	263,310

Purchases, net of inventory variation	(171,049)	1,601	(169,448)
Other operating expenses	(28,745)	(1,044)	(29,789)
Exploration costs	(574)	(725)	(1,299)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,316)	95	(12,221)
Other income	1,349	1,500	2,849
Other expense	(1,542)	(5,802)	(7,344)

Financial interest on debt	(2,386)	-	(2,386)
Financial income and expense from cash & cash equivalents	746	397	1,143
Cost of net debt	(1,640)	397	(1,243)

Other financial income	812	84	896
Other financial expense	(533)	-	(533)

Net income (loss) from equity affiliates	8,254	(10,146)	(1,892)

Income taxes	(20,565)	(1,677)	(22,242)
Consolidated net income	36,657	(15,613)	21,044
TotalEnergies share	36,197	(15,671)	20,526
Non-controlling interests	460	58	518

(a)  Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2021			Consolidated
(M$)	Adjusted	Adjustments (a)	statement of income

Sales	205,907	(44)	205,863
Excise taxes	(21,229)	-	(21,229)
Revenues from sales	184,678	(44)	184,634

Purchases, net of inventory variation	(120,160)	1,538	(118,622)
Other operating expenses	(26,754)	(140)	(26,894)
Exploration costs	(632)	(108)	(740)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,735)	(821)	(13,556)
Other income	1,300	12	1,312
Other expense	(944)	(1,373)	(2,317)

Financial interest on debt	(1,904)	-	(1,904)
Financial income and expense from cash & cash equivalents	340	39	379
Cost of net debt	(1,564)	39	(1,525)

Other financial income	762	-	762
Other financial expense	(539)	-	(539)

Net income (loss) from equity affiliates	4,190	(752)	3,438

Income taxes	(9,211)	(376)	(9,587)
Consolidated net income	18,391	(2,025)	16,366
TotalEnergies share	18,060	(2,028)	16,032
Non-controlling interests	331	3	334

(a)  Adjustments include special items, inventory valuation effect and the effect of changes in fair value.